Code of Business Conduct and Ethics

A Message from Michael J. Clarke
Our success has been based on hard work and an unwavering commitment to honesty and integrity in everything we do. Today's business environment is complex and much has changed in recent years, but one thing that has never changed is our belief that maintaining our good reputation depends on each of us being personally responsible for our conduct.
An important step in becoming a world-class company and meeting our day-to-day ethics and compliance responsibilities is to be mindful of our commitments to each other, to our business partners, to our customers, and to the communities where we work and live. To ensure that we all understand our ethics and compliance responsibilities we have established a Code of Business Conduct and Ethics. This Code provides information about our personal responsibilities, including complying with the law and applying our good judgment each and every day. It is necessary that we all read and understand the Code of Business Conduct and Ethics and participate in required trainings.
Of course this Code cannot answer all of your questions or address every situation; which is why we have established resources to answer questions and follow-up when problems occur. If you are unsure of what to do in particular circumstances or concerned that the Code, our policies or regulations are being broken, you have a responsibility to speak up. A problem cannot be resolved unless it has first been identified. It's quite simple: if you see something, say something.
I believe the quality of our people, and our commitment to ethics and compliance will not only enable us to succeed today, but will help us to achieve and protect our future success. I am convinced that working together, with the help of this Code, we will not only meet our goals, but we will also continue to be proud of how we achieve success.
Thank you.

Sincerely,
Michael J. Clarke
President and Chief Executive Officer

Anti-Corruption and Bribery	23
Facilitation or expediting payments	23
Political Involvement & Political Contributions	24
Certification and Agreement of Compliance	26

Introduction and Overview
We endeavor to meet the highest standards of compliance and ethics. Doing the right thing is the foundation of our long-term success. As individuals, our personal integrity means that others can trust and respect us, and know that we will be honest, fair, and forthright. As a company, integrity means that we will always do the right thing and be a reliable business partner. Integrity protects our reputation, and enables us to thrive, even in today's complex and competitive business environment.
This Code is designed to help when we have questions about what to do in specific situations. It is a guide to how we will do business in accordance with our policies, and various laws and regulations. By following this Code, we will work to ensure that our business activities and decisions are consistent, not only with law and regulations, but also with ethical business standards.

Who is Covered by this Code?
This Code applies to all employees, officers and directors at Nortek or any of our subsidiaries (we refer to Nortek and its subsidiaries, collectively, as “Nortek” throughout this Code). Certain business partners, such as vendors, consultants, and temporary employees are expected to comply with this Code, as well as any applicable contractual provisions, when working on behalf of Nortek.

All persons covered by this Code are responsible for understanding our ethical standards. External business partners that fail to comply with our ethical and compliance expectations and their related contractual obligations, face the termination of their contract.

Employee Responsibilities
Although Nortek is made up of individuals, each with unique perspectives and backgrounds, each of us must take responsibility for acting with integrity, even when this means making difficult choices. These responsibilities include:

•	Always comply with all applicable legal requirements, and do not facilitate others in illegal activity.

•	Always act in a professional, honest, and ethical manner when acting on behalf of Nortek.

•	Know the information in this Code and our other policies and pay particular attention to the topics that pertain to your job responsibilities.

•	Complete all required employee training in a timely manner and keep up-to-date on current standards and expectations.

•	Report concerns about possible violations of laws, regulations, our policies, or this Code to your supervisor or any of the resources listed in this Code.

•	Cooperate and tell the whole truth when responding to an investigation or audit and never alter or destroy records in response to an investigation or when an investigation is anticipated.

Remember: no reason, including the desire to meet business goals, should ever be an excuse for violating laws, regulations, this Code or Nortek policies.

Accountability and Discipline
Violating relevant laws, regulations, or this Code, or encouraging others to do so, exposes Nortek to liability and puts our reputation at risk. If an ethics or compliance problem does occur, you have a responsibility to report it so that an effective solution can be developed. You should also understand that violations of laws or regulations may result in legal proceedings and penalties including, in some circumstances, criminal prosecution.

Ethical Leadership
Nortek leaders are expected to meet the following additional responsibilities:

•	Lead by example. Exemplify the highest standards of ethical business conduct.

•	Be a resource for others. Communicate to employees, consultants and contract workers about how this Code and our policies apply to their daily work.

•	Be proactive. Take action to prevent and detect violations of law, regulation, this Code or Nortek Policies.

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Create an environment where everyone feels comfortable asking questions and reporting potential violations of this Code and Nortek policies. Respond quickly and effectively to concerns that are brought to your attention.

•	Ensure that those who report good faith concerns to you are protected from retaliation.

•	Never ask anyone to do something that you would be prohibited from doing yourself.

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Be aware of the limits of your authority and do not take any action that exceeds those limits. Delegate authority only where permissible and never delegate authority to any individual who you believe may engage in unlawful conduct or unethical activities.

•	If you supervise third parties, communicate with them about their ethics and compliance obligations.

Managers should not consider ethics concerns as a threat or challenge to their authority - we want an open, honest and trustful dialogue to become a natural part of daily work.

Where to Go for Help

With Questions
Nortek has resources available to you when you have questions about the Code, our policies, procedures, or the law. When you're faced with a situation in which the correct course of action is unclear, you can check with one of the following:

•	Your supervisor, or another supervisor

•	Human Resources

•	Email ethics@nortekinc.com

•	The General Counsel and Nortek's Legal Department

With Concerns - If You See Something, Say Something
If you see or suspect any illegal or unethical behavior, you have a responsibility to speak up. A problem cannot be resolved unless it has first been identified. It's quite simple: if you see something, say something.
Sometimes, you may not be able to talk about an issue with your supervisor. If that's the case, you may contact any of the following resources:

•	Another supervisor

•	Your business unit leader

•	Human Resources

•	Email ethics@nortekinc.com

•	The General Counsel and Nortek's Legal Department

•	The Nortek Ethics Hotline (888-475-6620) or web portal nortek.silentwhistle.com
Concerns about Nortek's financial reporting or any other accounting matter may also be reported as above or may be submitted to the Chairman of the Audit Committee, c/o the General Counsel.

When you contact Nortek's Ethics Hotline, you may choose to remain anonymous (where allowed by local law). All reports will be treated equally whether they are submitted anonymously or not. Nortek will make every reasonable attempt to ensure that your concerns are addressed appropriately.

ANY PERSON RECEIVING A CONCERN OR COMPLAINT SHOULD CONTACT THE GENERAL COUNSEL OR NORTEK'S LEGAL DEPARTMENT SO THAT AN APPROPRIATE INVESTIGATION CAN BE CONDUCTED.

Nortek has an opportunity to improve every time you ask a question or raise a concern.

Q: If I observe misconduct in an area not under my area of work or supervision, am I still required to report the issue?

A: Yes. All Nortek employees have a responsibility to report any misconduct they become aware of. You can talk first with the supervisor who oversees the area where the problem is occurring or you may use other resources listed in this Code.

Retaliation is Prohibited
You can report ethical violations in confidence and without fear of retaliation. Nortek will not tolerate any retaliation against anyone who asks questions or makes good faith reports of possible violations of this Code and no adverse employment action will be taken directly or indirectly against any such person. Reports of retaliation will be thoroughly investigated and, if they are true, retaliators will be disciplined up to and including termination.

Nortek Integrity Test
Making the right decision is not always easy. There may be times when you'll be under pressure or unsure of what to do. Always remember when you have a tough choice to make, you're not alone. Your colleagues, management and the resources listed above are available to help.

When faced with a tough decision it may help to ask these questions:

•	Is it legal?

•	Is it consistent with this Code and our policies?

•	Do I have a thorough understanding of the risks involved?

•	Will I be able to look myself in the mirror and be proud of the decision?

•	Would I still be comfortable with the decision if it appeared in the newspaper?

If the answer to any of these questions is no, stop and speak up.

When you take action, speak up and report questionable conduct, you are protecting your colleagues and our reputation. Remember, an issue cannot be addressed unless it is brought to someone's attention.

Q: Our supervisor typically does nothing when concerns about potential misconduct are brought to her attention and I believe she has made things difficult for co-workers who have raised issues. Now I have a problem. A co-worker is doing something that I believe to be ethically wrong. What should I do?

A: Take action and speak up. You have a responsibility to report misconduct. While starting with your supervisor is often the best way to efficiently address concerns, if you do not believe that it is appropriate or do not feel comfortable doing so, you should talk to another supervisor, or any of the resources listed in the “Where to go for help” section of this Code.

Q: What if someone misuses the Ethics Hotline, makes an anonymous call, and falsely accuses someone of wrongdoing?

A: Experience has shown that the Hotline is rarely used for malicious purposes, but it is important to know that we will follow up on calls and anyone who uses the Hotline in bad faith to spread falsehoods or threaten others, or with the intent to unjustly damage another person's reputation, will be subject to disciplinary action up to and including termination.

Violations of the Code
This Code and Nortek's policies are important to us and must be taken seriously by all employees. Violations of this Code will be reviewed and investigated by the General Counsel or the Legal Department. Violations of the Code may result in, among other actions, suspension of work duties, diminution of responsibilities or demotion, and termination of employment.

Waivers and Exceptions
In extremely limited circumstances, Nortek may find it appropriate to waive a provision of this Code. All such waivers may be granted only by the Board of Directors or the Audit Committee. All waivers granted to executive officers and directors will be disclosed as required by law or listing standards.

Our Responsibilities to One Another and to Our Neighbors
We owe each other honesty, respect and fair treatment. This is the basis of our commitment to one another and is the foundation of our success. To maintain our commitment and to attract and keep talented individuals it is vital that we continue to have a supportive, professional and respectful work environment.

Maintaining this environment not only helps Nortek succeed, it also creates the setting for each of us to thrive and to reach our full potential. What follows are some of the key areas where we must strive to meet our responsibilities to one another and to our neighbors.

Diversity and Equal Opportunity
Nortek values a diverse workplace, with a wide variety of backgrounds, skills and cultures. Combining such a wealth of talent and resources creates the diverse and dynamic teams that strengthen our business.

Our colleagues, job applicants and business partners are entitled to respect and should be judged on the basis of their qualifications, demonstrated skills and achievements.

We do not tolerate discrimination based on a person's race, color, gender, national origin, age, religion, disability, veteran status, marital status, sexual orientation or other protected characteristics.

Make sure you do:

•	Treat others respectfully and professionally.

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Employ and promote qualified people, and make other employment decisions, without discrimination with respect to any characteristic protected by law. Review your own decisions to ensure that objective merit and business considerations drive your actions.

•	Report known or suspected instances of discrimination immediately.

Make sure you don't:

•	Make comments, jokes or materials, including emails, which others might consider offensive.

•	If you supervise others, discriminate in employment-related decisions.

For more information, please refer to Nortek's Equal Employment Opportunity Policy.

Q: One of my co-workers sends e-mails containing jokes and derogatory comments about certain nationalities. They make me uncomfortable, but no one else has spoken up about them. What should I do?

A: You should notify your immediate supervisor, HR or one of the other resources listed in this Code. Sending such jokes violates our values as well as our policies pertaining to the use of e-mail and our standards on diversity, harassment and discrimination. This co-worker's actions can seriously erode the team environment that we have all worked to create.

Harassment-Free Workplace
We all have the right to work in an environment that is free from intimidation, harassment and abuse.

Verbal or physical conduct by any employee that harasses another, disrupts another's work performance, or creates an intimidating, offensive, abusive, or hostile work environment will not be tolerated.

Examples of behavior Nortek does not tolerate:

•	Threatening remarks, obscene phone calls, stalking or any other form of harassment.

•	Causing physical injury to another.

•	Intentionally damaging someone else's property or acting aggressively in a manner that causes someone else to fear injury.

•	Threatening, intimidating or coercing others on or off the premises -- at any time, for any purpose.

•	Weapons in the workplace. This includes not only our facilities, but also parking lots and alternate work locations maintained by Nortek.

We will not tolerate sexual harassment, which in general occurs when actions that are unwelcome are made a condition of employment or used as the basis for employment decisions such as a request for a date, a sexual favor, or other similar conduct of a sexual nature. An intimidating, offensive, or hostile work environment is created by unwelcome sexual advances, insulting jokes, or other offensive verbal or physical behavior of a sexual nature. Nortek's policies on harassment apply not only during working hours but in all work-related situations including business trips.

Make sure you do:

•	Promote a positive attitude toward policies designed to build a safe, ethical and professional workplace.

•	Report all incidents of harassment or any other intimidating, offensive or abusive workplace behavior.

Make sure you don't:

•	Depict harassers as victims or of victims as complainers.

•	Make any unwelcome remarks, gestures or physical contact.

•	Display sexually explicit or offensive pictures or other materials or visit inappropriate internet sites.

•	Make or engage in any sexual or offensive jokes or comments (explicit or by innuendo) and leering.

•	Engage in any verbal abuse, threats or taunting.

For more information, please refer to Nortek's Equal Employment Opportunity Policy.

Q: I just learned that a good friend of mine has been accused of sexual harassment and that an investigation is being launched. I can't believe it's true and I think it's only fair that I give my friend an advance warning or a 'heads up' so he can defend himself. Don't I have a responsibility as a friend to tell him?

A: Under no circumstances should you give him a 'heads up.' Your friend will be given the opportunity to respond to these allegations and every effort will be made to conduct a fair and impartial investigation. An allegation of sexual harassment is a very serious matter with implications not only for the individuals involved but also for Nortek. Alerting your friend could jeopardize the investigation and expose Nortek to additional risk and possible costs.

Safe and Healthy Workplace
Nortek is committed to providing a safe and healthy workplace for colleagues and visitors to our facilities. Each of us is responsible for acting in a way that protects ourselves and others.

Situations that may pose a health, safety or environmental hazard must be reported immediately. We can only achieve our goal of a safe and healthy workplace through the active participation and support of everyone.

Alcohol and drug-use policy

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While at work or on Nortek business, you should never be impaired, and always ready to carry out your work duties -- this includes special company events during which a limited consumption of alcohol is approved (i.e., holiday parties, client dinners and outings).

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While conducting Nortek business, do not use, possess or be under the influence of illegal drugs or any other substance that could interfere with a safe and effective work environment or harm Nortek's reputation.

Make sure you do:

•	Observe the safety, security and health rules and practices that apply to your job.

•	Enforce security standards, such as facility entry procedures and password protocols.

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Notify your supervisor, immediately about any unsafe equipment, or any situation that could pose a threat to health or safety or damage the environment. All employees have the right and responsibility to stop any work they feel may be unsafe.

•	Comply with safety and health policies and procedures.

•	Maintain a neat, safe working environment by keeping work stations, aisles and other work spaces free from obstacles, wires and other potential hazards.

Make sure you don't:

•	Possess a firearm, deadly weapon or explosives on Nortek premises at any time.

•	Possess, use, distribute or sell any illegal drugs, any other controlled substance (excluding prescription medication) on Nortek premises at any time.

Q: I've noticed some practices that we do in my area don't seem safe. Who can I speak to? I'm new here, and don't want to be considered a troublemaker.

A: Discuss your concerns with your supervisor. There may be very good reasons for the practices, but it's important to remember that raising a concern about safety does not cause trouble, it is being responsible.

Privacy of Employees' Information
In recent years, individuals, companies and governments have grown increasingly concerned about the privacy and security of personal information. As a result, laws protecting personal information and how it may be collected, shared, and used are becoming more common.

Many of us have access to personal information related to our colleagues and others. While protecting this information may now be a legal requirement, for us at Nortek privacy has always been a matter of trust.

Make sure you do:

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Learn about the types of information which are given heightened protection by the law and Nortek policy (such as personally identifiable information, like social security numbers and bank account numbers) and protect them through appropriate means (such as encryption or other types of limited access).

•	Don't access, discuss or share confidential information within Nortek unless there is a legitimate business reason to do so and you have made sure it will be appropriately protected.

•	Consult your supervisor immediately if law enforcement or regulatory authority or any other person outside of Nortek requests employee information.

•	Return or destroy personal information that is no longer required by you for business reasons in accordance with the applicable record retention policies.

•	Immediately report to a manager any loss or inadvertent disclosure of employee information.

Make sure you don't:

•	Unintentionally expose confidential information in public settings such as on phone calls or while working on your laptop.

•	Share current or former colleagues', job applicants' business partners' or customers confidential information outside of Nortek except as specifically authorized.

Our Responsibilities to Our Customers and Business Partners

Honest and Ethical Dealings
We endeavor to deal with our customers, suppliers, competitors and business partners fairly. We work to understand and meet the needs of our customers, while always remaining true to our own ethical standards. False claims about competitors' products and services are never acceptable.

Make sure you do:

•	Treat each customer and supplier fairly and honestly.

•	Speak up and talk to your supervisor if you have concerns about any error, omission, undue delay, or defect in quality or our customer service.

•	Promptly raise with a manager any potential conflict of interest between you, customers, suppliers or Nortek.

•	Be responsive to customer requests and questions.

Make sure you don't:

•	Follow a customer's or a suppliers request to do something that you regard as unethical or unlawful.

Government Contracting
Certain subsidiaries of Nortek may conduct business with governments and government-owned entities. Each of these companies' policy is to comply fully with all applicable laws and regulations that apply to government contracting and transactions.

Leaders who oversee work with governments and government-owned entities must remain up-to-date on relevant regulations and should contact Nortek's General Counsel or the Legal Department. Special care should be taken to ensure that any third party who, while acting on behalf of Nortek provides goods or services on government projects, is aware of and abides by our high standards and their contractual obligations.

Government contracting regulations can be complex, but despite this complexity, there are a number of principles that are fundamental and apply to all employees when bidding, pricing, negotiating, and performing government contracts, including when acting as a subcontractor or when making sales to other government contractors:

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Never make or cause to be made to the government a false or fraudulent statement or a false claim for payment, whether orally or in writing. This includes bids, proposals, and requests for payment. The pricing and other terms established for a particular government contract should be followed for that contract.

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Never provide anything of value to a government employee, even meals or other incidentals. Government employees are subject to strict rules which basically require them to pay for their own expenses with limited exceptions.

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Always use legitimate methods to obtain a contract. Never seek or receive information that Nortek is not authorized to possess, including, but not limited to, confidential or proprietary data, pricing information of other competitors for government contracts, and non-public government documents relating to bidding or source selection.

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Always comply with federal and state conflict of interest restrictions which make it illegal for former government officials or employees to represent, aid, or advise Nortek on governmental matters in which the former official or employee had some governmental responsibility or involvement. No former government official or employee may be hired or retained by Nortek in any capacity without the prior review and approval of Nortek's General Counsel.

Conflicts of Interest
A conflict of interest happens whenever you have a competing interest that may interfere with your ability to make an objective decision for Nortek. Each of us is expected to use good judgment and avoid situations that can lead to even the appearance of a conflict that could undermine the trust others place in us and damage our reputation.

Conflicts of interest may be actual, potential or even just a matter of perception. Since these situations are not always clear-cut, you need to fully disclose them to your supervisor so that we can properly evaluate, monitor and manage them.

Examples of actual or potential conflicts of interest include:

Corporate opportunities
You must not deprive Nortek of any business opportunity that could be construed as relating to any existing ore reasonably anticipated future activity of Nortek. If you learn about a business opportunity because of your job or association with Nortek, you must bring it to Nortek first. This means that you should not take that opportunity for yourself unless you get approval from the General Counsel or the Legal Department.

Doing business with friends and relatives
On occasion, it is possible that you may find yourself in a situation where you are working with a close friend or relative who works here at Nortek or who works for one of Nortek's customers, suppliers, competitors, or business partners.  Since it is impossible to anticipate all situations that may create a potential conflict, you should disclose the relationship to your supervisor, who will advise the General Counsel or the Legal Department in order to determine if any precautions need to be taken.

Outside employment
In most cases if you have a side job or a personal business, it will not be a problem, but to ensure that there are no conflicts and that potential issues are addressed, you need to disclose and discuss outside employment with your supervisor, who will advise the General Counsel or the Legal Department in order to determine whether a conflict may exist. If approved, you need to ensure that this outside activity does not interfere or detract from your work. Working for a competitor, supplier, or customer may raise conflicts that will need to be resolved. Also, any approved side or personal business should not compete or do any business with Nortek.

Personal investments
You should not have a significant investment in, or obligation to, one of Nortek's customers, suppliers, competitors, or business partners unless you have obtained permission from the General Counsel or the Legal Department. “Significant” is hard to define, but as a rule of thumb, it means that your investment should not be big enough for someone to reasonably think that you would do something at Nortek's expense or detriment to help your investment. If you are unsure whether there is a conflict, you should ask for additional guidance.

Board service
Unless company management specifically asks you to do so, you shouldn't accept a seat on the board of directors or advisory board of any of our competitors, suppliers, customers, or business partners, especially if your current job gives you the ability to influence our relationship with them.

Make sure you do:

•	Avoid conflict of interest situations whenever possible.

•	Always make business decisions in the best interest of Nortek.

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Discuss with your manager full details of any situation that could be perceived as a potential conflict of interest. Your manager may require you to disclose the situation to the General Counsel for a determination of whether an actual or potential conflict exists and the appropriate course of action.

Make sure you don't:

•	Make your own determination of what constitutes a conflict of interest without consulting your supervisor or one of the other resources listed in this Code.

Gifts, Favors and Entertainment
In the right circumstances, a modest gift may be a thoughtful “thank you,” or a meal may be an appropriate setting for a business discussion which strengthens a professional relationship. However, if not handled carefully, the exchange of gifts and entertainment can look like a conflict of interest, especially if it happens frequently or if the value is large enough that someone could reasonably think it is intended to influence a business decision.

When it comes to gifts and entertainment, our position is straightforward - we do not accept or provide gifts, favors, or entertainment in order to influence a business decision.

Gifts and entertainment: Before you act - think
Gifts and entertainment come in all different forms: shirts, pens, dinners, tickets to sporting events, to name just a few examples. Before you accept or offer gifts or entertainment involving any outside person with whom you interact in connection with our business, think about the situation - Does it legitimately support Nortek's interest? Is the amount reasonable, proportionate and customary? Would this embarrass you or Nortek if it was on the front page of the newspaper? If you are unsure of the answer to any of these questions, contact your supervisor or the General Counsel.

Gifts and entertainment: Government officials and representatives
When dealing with government officials and representatives of any kind, you must be aware of and sensitive to the many special legal, regulatory and contractual requirements that apply to government-related work around the world, including with respect to gifts and entertainment. Likewise, you must be aware of and follow Nortek's Anti-Bribery and

Corruption Compliance Policy and Operating Procedures with respect to gifts and entertainment involving government officials or representatives.

All Nortek employees have a responsibility to know whether you are dealing with a government-related entity. This is not always obvious. Businesses such as airlines, oil companies, telecommunications providers, hospitals and universities may be owned or controlled by a government, in whole or in part, and subject to special rules. When in doubt, discuss the situation with your supervisor or the General Counsel.

Finally, you may not give, or encourage the giving of, gifts or other things of value to government officials or representatives by or through agents, contractors or intermediaries, or other third parties when you are not permitted to do so yourself. Nortek may be legally obligated to impose these requirements on any agents or subcontractors we bring in to help in the work.
Make sure you do:

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Exchange reasonable and proportionate gifts and entertainment that foster goodwill in business relationships, but never provide or accept gifts, and entertainment that obligate or appear to obligate you or the recipient.

•	Understand and comply with the policies of the recipient's organization before offering or providing gifts or entertainment.

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Understand whether the business partner or customer with whom you are dealing is a government official or representative (some entities that appear to be privately held are actually considered government entities).

•	Follow Nortek's Anti-Bribery and Corruption Compliance Policy and Operating Procedures with respect to gifts to and from and entertainment with government officials or representatives.

•	Be careful when using agents who represent us or third parties who introduce business partners to us. Monitor them during the duration of any agreement to ensure they live up to our high standards.

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Raise a concern whenever you learn of any sign or “red flag” that a colleague, third party or other agent of Nortek may be engaged in any attempt to improperly influence a decision of a customer or government official or representative.

Make sure you don't:

•	Put yourself in, or remain in, situations that could embarrass you or Nortek, including entertainment at sexually oriented establishments.

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Engage third parties or agents who are thought to be valuable primarily for their personal ties rather than for the services they are to perform or who request compensation out of proportion to their services.

•	Accept gifts of any kind from a business partner with whom you are involved in contract negotiations.

•	Request or solicit personal gifts, favors, entertainment, or services.

•	Ever accept gifts of cash or cash equivalents.

For further information on interacting with government representatives please see the Anti-Corruption and Bribery Section of this Code and Nortek's Anti-Bribery and Corruption Policy and Operating Procedures.

To learn more about gifts and entertainment for all non-government representatives, please see Nortek's Travel Policy.

Q: When I was traveling, I received a gift from a business partner that I believe was excessive. What should I do?

A: You need to let your supervisor know or report it to the General Counsel or Legal Department as soon as possible. We may need to return the gift with a letter explaining our policy. If a gift is perishable or impractical to return, another option may be to distribute it to employees or donate it to charity, with a letter of explanation to the donor.

Q: During contract negotiations with a potential new supplier, the new supplier mentioned that they had a complimentary registration to a local business seminar. They are unable to attend and asked if I would like to go in their place. I had been thinking of attending the seminar anyhow, since the subject of the seminar applies to my work. There's no personal gain to me, it would be good for Nortek, and it would be a shame to waste the registration. What should I do?
A: In all cases, before accepting any such offer, you should check with your supervisor, or one of the other resources listed in this Code. In this scenario, accepting a gift during negotiations can give the appearance of a 'quid pro quo' and is always inappropriate.

Our Responsibilities to the Financial Marketplace

Accurate Business Records / Integrity of Financial Reporting
Business partners, government officials and the public need to be able to rely on the accuracy and completeness of our disclosures and business records. Accurate information is also essential within Nortek so that we can make good decisions.

As a public company, we are required to file periodic reports and make certain public communications. Our books and records must be clear, complete and in compliance with accepted accounting rules and controls.

Employees with a role in financial or operational recording or reporting have a special responsibility in this area, but all of us contribute to the process of recording business results and maintaining records. Each of us is responsible for helping to ensure the information we record is accurate and complete and maintained in a manner that is consistent with our system of internal controls. Each of us is responsible to ensure full, fair, accurate, timely, and understandable disclosure and reporting of Nortek's financial results and condition.

If you have any concerns about Nortek's financial controls, accounting, financial reporting or auditing, report the matter under one of the methods for reporting concerns above under “Where to go for help”.

We must all cooperate fully with our internal and external auditors and may not take any action to coerce, manipulate, mislead or fraudulently influence anyone engaged in the performance of an audit or review of Nortek's financial statements.

Managing our records
Nortek has records management policies and procedures to ensure that our books and records are maintained, stored and destroyed, when appropriate, in accordance with our business needs and in compliance with applicable regulations.

Each of us is responsible for information and records under our control. We must be familiar with the recordkeeping procedures that apply to our jobs and we are accountable for the accuracy and truthfulness of the records we produce. It is also our responsibility to keep our records organized so that they can be located and retrieved when needed.

Documents should only be destroyed in accordance with the applicable records retention policy, and never in response to or in anticipation of an investigation or audit or litigation. Contact the General Counsel or Legal Department if there is any doubt about the appropriateness of record destruction.

Make sure you do:

•	Create accounting and business records that accurately reflect the truth of the underlying event or transaction and be accurate, complete and truthful when submitting quality or safety results.

•	Record transactions as prescribed by our system of internal controls.

•	Sign only documents - including contracts - that have been through the proper review and approval process, and that you have reviewed, are authorized to sign, and believe are accurate and truthful.

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Retain, protect and dispose of records according to the applicable records retention policy. Records subject to legal hold notices, document preservation requests or regulatory requirements may be subject to additional protections.

•	Know all Nortek policies that apply if your job involves financial or operational recording or reporting.

•	Consult with your supervisor if you are uncertain about the validity of an entry or process.

•	If you suspect any irregularity relating to the integrity of our records, report it immediately to your supervisor, Internal Audit or any of the other resources set forth in this Code.

Make sure you don't:

•	Make false claims on an expense report or time sheet.

•	Record false sales or record them early, understate or overstate known liabilities and assets, or defer recording items that should be expensed.

•	Maintain undisclosed or unrecorded funds, assets or liabilities.

•	Interfere in any way with the auditing of Nortek's financial records.

For more information see Nortek's Document/Record Retention and Management Policy.

Protecting Company Assets
We are entrusted with company assets and are personally responsible for protecting them and using them with care. Company assets include funds, facilities, equipment, information systems, intellectual property and confidential information.

Make sure you do:

•	Use Nortek assets only for legitimate business purposes.

•	Limit personal use of Nortek assets to a minimum and to only those uses that have no adverse effect on productivity and the work environment.

•	Avoid any use of Nortek assets that might cause loss to Nortek or damage to the assets.

•	Respect the copyrights, trademarks and license agreements of others when dealing with printed or electronic materials, software or other media content.

•	Immediately tell your supervisor if you suspect any fraud or theft of company assets.

•
Only use software that has been properly licensed. The copying or use of unlicensed or “pirated” software on Nortek's computers or other equipment to conduct company business is strictly prohibited. Ask your supervisor if you have any questions about whether or not a particular use of software is licensed.

Make sure you don't:

•	Leave company property unsecured when not in use.

•	Use Nortek equipment or information systems to create, store or send content that others might find offensive.

•	Share passwords of allow others, including friends and family, to borrow or use Nortek equipment without approval.

•	Allow unknown individuals without proper credentials into our facilities.

Safeguarding our intellectual property
Nortek's intellectual property (IP) is an important asset that must be protected. Some examples of our IP are:

•	Business and marketing plans

•	Company initiatives (existing, planned, proposed or developing)

•	Customer lists

•	Trade secrets and discoveries

•	Methods, know-how and techniques

•	Innovations and designs

•	Systems, software and technology

•	Patents, trademarks and copyrights

Promptly disclose to company management any inventions or other IP that you create while you are employed by Nortek.

Properly label confidential information including IP to indicate how it should be handled, distributed and destroyed.

Protect IP by sharing it only with authorized parties.

Confidential Information
One of our most valuable assets is information. Each of us must be vigilant and protect Nortek's confidential information. This means keeping it secure, limiting access to those who have a need to know in order to do their job, and avoiding discussion of confidential information in public areas.

Your obligation to preserve Nortek's confidential information continues even after employment ends.

Make sure you do:

•	Use and disclose confidential information only for legitimate business purposes.

•	Properly label confidential information to indicate how it should be handled, distributed and destroyed.

•	Protect intellectual property and confidential information by sharing it only with authorized parties.

•	Only store or communicate company information using Nortek's information systems.

Make sure you don't:

•	Discuss confidential information when others might be able to overhear what is being said - for example on planes, elevators and when using mobile phones.

•	Send confidential information to unattended fax machines or printers.

Protecting the privacy of customers' information
Customers place their trust in us. We must honor our obligations to protect their confidential information.

Make sure you do:

•	Understand and adhere to the law, regulations, Nortek policy and agreements on the use, protection and retention of information from or about customers.

•
Learn about the types of customer information which are given heightened protection by the law and Company policy (such as personally identifiable information, like social security numbers and bank account numbers) and protect them through appropriate means (such as encryption or other types of limited access).

•	Consult your supervisor immediately if law enforcement or regulatory authorities or any other person outside of Nortek requests customer information.

•	Immediately report to your supervisor any loss or inadvertent disclosure of customer information.

•	If you work outside of the office, take steps to ensure that customer information is secure and is protected from theft or disclosure to unauthorized persons.

Make sure you don't:

•	Share or use customer information outside of Nortek except as authorized.

•	Unintentionally expose customer information in public settings such as on phone calls or while working on your laptop.

Insider Trading
As an employee or director, you may have access to material, non-public information about Nortek or about companies with which we do business. It is illegal and unethical to trade securities, or to pass information on to others who then trade, on the basis of material non-public information. Giving material non-public information to anyone else who might make an investment decision based on your inside information is considered “tipping” and is against the law regardless of whether you or anyone else benefits from the outcome of their trading.

Material information is the kind of information a reasonable investor would consider important in making a decision whether to buy, hold or sell a security. Some examples of information about a company that might be material are:

•	A proposed acquisition or sale

•	Projected future earnings or losses

•	A significant expansion or cutback of operations

•	A significant product development or important information about a product

•	Extraordinary management or business developments

•	Significant changes in executive management

•	Significant lawsuits or legal settlements

No information should be considered “public” until it is been disclosed broadly to the marketplace (such as by press release or an SEC filing) and the investing public has had time to absorb the information fully.

In addition to these restrictions on trading imposed by law, certain people are subject to additional restrictions on transacting in Nortek's securities under Nortek's Policy Prohibiting Insider Trading.

Make sure you do:

•	Comply with law and regulation regarding to transacting in securities of Nortek or any other company about whom you have confidential information.

•	Comply with Nortek's Policy Prohibiting Insider Trading.

•	If you are a Designated Person comply with the other restrictions applicable to you.

Make sure you don't:

•	Buy or sell securities of any company (including Nortek) when you have material non-public information about that company.

•
Share material, non-public information about Nortek, or about companies that we do business with, with anyone outside of Nortek except as authorized, including with family and friends either on purpose or by accident. Even casual conversations could be viewed as illegal “tipping” of inside information.

For more information see Nortek's Policy Prohibiting Insider Trading.

Q: Does this policy apply only to Nortek's material, non-public information? What if I learn about such information pertaining to another company, for example one of our suppliers or business partners?

A: You may not trade on, or pass onto any person who may trade on, material, non-public information about any public company. Doing so would not only be a violation of our policy, it would also be illegal.

Communicating with the Public
Nortek needs a consistent voice when making disclosures or providing information. It is important that only authorized persons speak on behalf of Nortek. We are committed to honest, professional and legal communications to colleagues, business partners, and the public.

Make sure you do:

•	Direct all third-party inquiries about our activities, sales or financial results, or strategic plan to authorized persons under Nortek's Policy on Communications with the Public.

•
Always get prior approval from authorized persons under Nortek's Policy on Communications with the Public before making public speeches, writing articles for professional journals or other public communication when you are identified with Nortek.

•	Obtain approval from your supervisor before distributing any communication intended for a broad employee audience.

Make sure you don't:

•	Speak publicly on issues involving Nortek without prior authorization from designated persons under Nortek's Policy on Communications with the Public.

•	Give the impression that you are speaking on behalf of Nortek in any personal communication, including user forums, blogs, chat rooms, social networking sites and bulletin boards.

•
Use your company title or affiliation outside work for Nortek - such as in charitable or community work - without making clear the fact that the use is for identification only and that you are not representing Nortek.

•	Agree to invitations to speak “off the record” to reporters or others who ask you for information about Nortek.

For more information, please refer to Nortek's Policy on Communications with the Public.

Blogs and social networking
Be careful when writing communications that might be published online. If you participate in online forums, blogs, newsgroups, chat rooms, or bulletin boards, never give the impression that you are speaking on behalf of Nortek and before you hit the 'send' button think carefully.

Don't send e-mails or post confidential information or material that could be perceived as damaging to Nortek's reputation.

Our Responsibilities as Corporate Citizens

Cooperating with Regulators and Investigations
In the course of business, you may receive inquiries from regulators or government officials. All requests for information other than what is provided on a routine basis should be reported to the General Counsel immediately. You should wait for the General Counsel's guidance before responding to any such request. In all cases, you are expected to respond to requests for information in an honest and timely manner.

We will promptly review all reports of violations of this Code and when necessary we will conduct investigations to gather additional information. Some important points you should know about the investigations process include:

•	Appropriate resources will be assigned to conduct the investigation.

•	The facts of the case will typically be uncovered through interviews and document reviews.

•	You should never conduct an investigation yourself.

•	Keep any information you may know about an investigation strictly confidential.

•
Investigators will recommend appropriate action, if needed, to management. If action is necessary to correct the situation and prevent a recurrence, Nortek will take corrective steps including disciplinary action up to and including dismissal.

All employees are required to cooperate fully and truthfully with designated audit and investigations professionals. Never mislead any investigator and never alter or destroy documents or records in response to an investigation.

Anti-Trust
We believe in free and open competition. It is our policy not to engage in improper practices that limit competition through unethical or illegal business practices. Instead, it is our policy to compete on the basis of our superior and innovative products and services.

You are expected to support Nortek's efforts to compete vigorously in the marketplace in compliance with all applicable antitrust laws.

We do not enter into agreements with competitors to engage in any anti-competitive behavior, including setting prices or dividing up customers, suppliers or markets or entering into arrangements to boycott a certain third party.

Make sure you do:

•
Report any anti-competitive behavior. Anti-trust laws are complex and compliance requirements can vary depending on the circumstance, but in general, the following activities are red flags and should be avoided and reported to the General Counsel:

•COLLUSION - when companies secretly communicate or agree on how they will compete. This could include agreements or exchanges of information on pricing, terms, wages, or allocations of markets.
•BID-RIGGING - when competitors or service providers manipulate bidding so that fair competition is limited. This may include comparing bids, agreeing to refrain from bidding or knowingly submitting noncompetitive bids.
•TYING - when a company with market power forces customers to take products or services that they do not want or need.
•PREDATORY PRICING - when a company with market power sells a product or service below cost so as to eliminate or harm a competitor, intending to recover the loss of revenue later by raising prices after the competitor has been eliminated or harmed.

Make sure you don't:

•	Ever take advantage of anyone through intentionally unethical or illegal action.

•	Engage in conversations with competitors about competitively sensitive information that are in breach of antitrust law, whether those conversations are formal or informal.

Import/Export Controls
We are committed to compliance with all trade restrictions and import and export control laws of the countries in which we operate. We expect all of our business partners to do the same.
The import and export laws can be quite complex, and an international transaction may require navigating the laws of more than one country. Some of the laws of the United States and other countries may prevent Nortek from doing business with certain countries, companies and individuals, or may require licenses from one or more governmental authorities. You must be familiar with any restrictions and controls related to your role at Nortek.

To avoid problems, employees must consult their supervisor or the General Counsel as early as possible about local laws on exporting products, services, information and technology.

Make sure you do:

•
Before engaging in any transaction involving sales to or purchases from another country, know the business partners and third parties with whom you are dealing and the ultimate destination and end use of services, products or technologies Nortek would be providing.

•	Obtain all necessary licenses in advance of any transaction that requires a license.

•
Report to the General Counsel any request to join in, support, or furnish information about where and with whom Nortek does business, and decline to respond to any such request pending the advice of the General Counsel.

Make sure you don't:

•	Do any of the following, which may be restricted by export laws, without confirming with your supervisor or the General Counsel whether such actions are so restricted under the circumstances:

◦	Use business knowledge outside of the employee's country, such as when providing technical assistance to others.

◦	Transfer technical data to someone, whether another employee or a non-employee, in another country, such as through the Internet, e-mail, conversations, meetings, and database access.

◦	Transfer controlled technology from within the U.S. to non-U.S. persons.

◦	Transport Company assets with certain technology, such as a computer an employee takes on a business trip to another country.

◦	Have any oral discussion with any foreign person, even someone inside the United States, which discloses technical information, and therefore might be considered an export.

•	Import a product from another country without consulting Nortek's Import Compliance Manual, and if necessary, the General Counsel or the Legal Department.

For more information, please refer to Nortek's Import Compliance Manual and Export Control Policy.

Anti-Corruption and Bribery
We do not pay bribes or kickbacks, at any time for any reason. The U.S. Foreign Corrupt Practices Act (FCPA), the laws of the European Union and the laws of most countries in which we operate all prohibit bribing any person, including in particular, government officials and/or the solicitation or receipt of bribes, which includes not only cash payments but any item of value that is intended to inappropriately influence a business decision. The phrase “government officials” applies not only to politicians and civil servants but also to officials of public international organizations, officials of state owned or controlled commercial enterprises office seekers, political parties, or party officials.

It is especially important that we carefully monitor third parties acting on our behalf. We must always be sure to perform due diligence and know our business partners, consultants, agents, and all those through whom we conduct our business. We must know who they are, what they do, and what they are doing on our behalf. They must understand that they are required to operate in strict compliance with our standards and to maintain accurate records of all transactions.

Facilitation or expediting payments
Facilitation or expediting payments, are modest amounts of money paid as an unofficial fee to low level government employees to speed or initiate the performance of routine and expected government services to which Nortek is entitled. Though such payments are permitted by the U.S. FCPA, they are prohibited by our policies. If you are solicited for a facilitation or expediting payment, contact our General Counsel immediately.

Make sure you do:

•	If you have contact with a foreign official or could potentially be in a position to engage an international intermediary, or if you are involved in procurement activities, you must review, and understand and abide by Nortek's Anti-Bribery and Corruption Compliance Policy and Operating Procedures.

•
Watch out for, and report, any “off-book” accounts created in order to facilitate or conceal improper payments. All expenditures and any other payments must be accurately presented in our books and records.

•	Watch out for agents who do not wish to have all terms of their engagement with Nortek clearly documented in writing - this is a red flag and should be reported immediately.

•
Perform due diligence and, when required by Nortek's Anti-Bribery and Corruption Compliance Policy, obtain necessary approvals before engaging new business partners, consultants, agents, and others through whom we conduct our business.

•	Immediately reject any request or demand for an improper payment and report it to any of the resources set forth in this Code or in Nortek's Anti-Bribery and Corruption Compliance Policy.

•	If you become aware of any unethical conduct by a supplier, or business partner in a joint venture or consortium, contact any of the resources set forth above.

•	Consult Nortek's Anti-Bribery and Corruption Compliance Policy before engaging an agent to work on Nortek's behalf.

Make sure you don't:

•	Offer, provide, or promise to offer or authorize money or any item of value to get business or to influence a business decision.

•
Make payments that are intended to improperly influence a government official in the performance of his or her duties. Remember, government officials include employees of organizations that are owned in whole or in part by a government.

For more information, please refer to Nortek's Anti-Bribery and Corruption Compliance Policy and Operating Procedures.

Q: Sometimes when I'm travelling, I see practices that I would consider inappropriate, but they are common practices in the country I'm visiting. Bribes are an example. What should I do if I'm asked to provide what I consider to be a bribe but what the locals think of as a common business courtesy?
A: No matter where you are, our policy applies.
Q: What if I am threatened and forced to provide payment of a bribe?
A: When a payment is extorted by a public official by threat of imminent bodily harm to an employee or member of the employee's family, the employee may make the payment that is demanded. However, any such extortion payment must be reported immediately, to the General Counsel. Without exception, any such extortion payment must be reflected accurately in Nortek's books and records.

Political Involvement & Political Contributions
You have the right to voluntarily participate in the political process including making personal political contributions. However, you must always make it clear that your personal views and actions are not those of Nortek.

In addition, in the United States, federal and many state laws prohibit corporations from making certain types of political contributions. You must never use Nortek funds, assets or resources to support any political candidate or party unless specifically permitted by law and authorized by the General Counsel.

Make sure you do:

•	Receive all necessary approvals before using any Company resources to support political activities.

•	Ensure that your personal political views and activities are not viewed as those of Nortek.

Make sure you don't:

•	Use Nortek resources or facilities to support your personal political activities.

•
LOBBY - Interactions with government officials or regulators that could be seen as lobbying must be discussed in advance and coordinated with authorized persons under Nortek's Policy on Communications with the Public.

•	EXERT PRESSURE - Never apply direct or indirect pressure on another employee, customer or business partner to contribute to, support, or oppose any political candidate or party.

•	EXERT IMPROPER INFLUENCE - Avoid even the appearance that you are making political or charitable contributions in order to gain favor or in an attempt to exert improper influ-ence.

•	CREATE CONFLICTS OF INTEREST - Holding or campaigning for political office must not create, or appear to create, a conflict of interest with your duties.

Q: I will be attending a fund raiser for a candidate for local office. Is it OK to list my position at Nortek as long as I don't use any Company funds or resources?

A: No. You may not associate Nortek in any way with your personal political activities.

Q: I would like to invite an elected official, such as a congresswoman or a state legislator, to speak at an upcoming Company event. Would that be a problem?

A: You must get approval from an authorized person under Nortek's Policy on Communications with the Public before inviting an elected official or other governmental officer to attend a company event. If the invitee is in the midst of a reelection campaign, the Nortek event could be viewed as support for the campaign. Any food, drink, or transportation provided to the invitee could be considered a gift. In any case, there may be limits and reporting obligations.

Certification and Agreement of Compliance
I certify that I have read the Code of Business Conduct and Ethics and fully understand the obligations set forth in the Code.

The Code includes a statement of Nortek's policies, which are designed to ensure that Nortek and all those covered by the Code conduct Nortek's business in compliance with all federal and state laws governing its operations and the conduct is consistent with the highest standards of business and professional ethics.

I understand that the Code obligates me to carry out my duties for Nortek in accordance with these policies and with applicable laws. I further understand that any violation of these policies or applicable laws, or any deviation from appropriate ethical standards, will subject me to disciplinary action. Indeed, I understand that even a failure to report such a violation or deviation may, by itself, subject me to disciplinary action.

I am also aware that in the event that I have any question about whether an action complies with Nortek's policies or applicable law, I should present that question to my supervisor, or, if appropriate, directly to Nortek's General Counsel or use any of the other resources cited in the Code.

With this understanding of my obligations, I agree to act in accordance with the policies set forth in the Code. Having read the Code, I am not currently aware of any matter that should be brought to the attention of Nortek as a violation or suspected violation of this Code.

Signed: _________________________

Print Name: _____________________

Date: __________________________